Filed pursuant to Rule 433
Registration No. 333-171806
ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES E
$1,150,000,000
SENIOR FLOATING RATE NOTES, DUE APRIL 29, 2015
FINAL TERM SHEET
DATED APRIL 30, 2013

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	Senior Floating Rate Notes, due April 29, 2015

Expected Ratings1:	Aa3 / AA- / AA (Stable / Stable / Stable)

Principal Amount:	$1,150,000,000

Issue Price:	100%

Trade Date:	April 30, 2013

Settlement Date:	May 3, 2013

Maturity Date:	April 29, 2015

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	3 Month USD LIBOR plus 21 bps payable and reset quarterly

Fees:	0.05%

Interest Payment Dates:	Quarterly on the 29th of each January, April, July, and October, beginning July 29, 2013

Payment Convention:	Modified following business day convention, adjusted

Business Days:	London, New York, Toronto

Day Count Fraction:	Actual / 360

Listing:	None

Optional Redemption:	None

CUSIP / ISIN:	78008SU53 / US78008SU539

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Lead Manager:	RBC Capital Markets, LLC

Co-Managers:	Seton Securities Group, Inc. TD Securities (USA) LLC

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC at 1-866-375-6829.